SEABRIDGE GOLD INC.


                                  NEWS RELEASE

TRADING SYMBOLS:   TSX-V: SEA                      FOR IMMEDIATE RELEASE
                   AMEX: SA                        FEBRUARY 25, 2005

            SEABRIDGE GOLD CLOSES $2.1 MILLION FLOW-THROUGH FINANCING
             PROCEEDS TO FUND EXPLORATION PROGRAM AT COURAGEOUS LAKE

TORONTO, CANADA... Seabridge Gold announced today that it has closed its previously announced private placement financing of 500,000 flow-through shares at $4.25 per share for gross proceeds of $2,125,000. This financing will be used to fund a 7,500 meter core drilling program at the Company's 100% owned Courageous Lake gold project located in Canada's Northwest Territories.

The shares issued under this private placement are subject to a four-month hold period expiring on June 26, 2005. Finders fees of 5% will be paid on a portion of the financing to two independent third-parties.

The drill program at Courageous Lake will test three targets on the FAT deposit. Two of these targets are step-out drilling to define the potential north and south strike extensions of the deposit. The third target is designed to better understand the distribution of high-grade gold within the deposit.

NATIONAL INSTRUMENT 43-101 DISCLOSURE
Seabridge's Courageous Lake project covers 53 kilometers of the Matthews Lake Greenstone Belt which hosts the 2 kilometer long FAT deposit. The FAT, Canada's largest known undeveloped gold deposit, contains an estimated 3.54 million ounces in the measured and indicated categories (44.2 million tonnes grading
2.49 grams of gold per tonne) plus an additional estimated 4.89 million ounces in the inferred category (65.5 million tonnes grading 2.32 grams of gold per tonne).

Exploration activities at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101.

Seabridge has been designed to provide its shareholders maximum leverage to the price of gold. The Company has acquired a 100% interest in eight North American gold projects which collectively contain an estimated 9.10 million ounces of resources in the measured and indicated categories (246.3 million tonnes grading
1.15 grams of gold per tonne) plus an additional estimated 7.55 million ounces of resources in the inferred category (203.1 million tonnes grading 1.16 grams of gold per tonne). (See http://www.seabridgegold.net/gold_resources.htm for a breakdown of these gold resources by project as well as detailed technical information in respect of the projects and the resource calculations). The Company continues to seek expansion of its gold resource base by acquisition of new projects and exploration programs largely funded by partners.


ALL RESOURCE ESTIMATES REPORTED IN THIS DISCLOSURE ARE CALCULATED IN ACCORDANCE WITH THE CANADIAN NATIONAL INSTRUMENT 43-101 AND THE CANADIAN INSTITUTE OF MINING AND METALLURGY CLASSIFICATION SYSTEM. THESE STANDARDS DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION.


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            172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
               Telephone: (416) 367-9292 Facsimile: (416) 367-2711



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STATEMENTS RELATING TO THE ESTIMATED OR EXPECTED FUTURE PRODUCTION AND OPERATING
RESULTS AND COSTS AND FINANCIAL CONDITION OF SEABRIDGE, PLANNED WORK AT THE COMPANY'S PROJECTS AND THE EXPECTED RESULTS OF SUCH WORK ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE GENERALLY, BUT NOT ALWAYS, IDENTIFIED BY WORDS SUCH AS THE FOLLOWING: EXPECTS, PLANS, ANTICIPATES, BELIEVES, INTENDS, ESTIMATES, PROJECTS, ASSUMES, POTENTIAL AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE REFERENCE TO EVENTS OR CONDITIONS THAT WILL, WOULD, MAY, COULD OR SHOULD OCCUR. INFORMATION CONCERNING EXPLORATION RESULTS AND MINERAL RESERVE AND RESOURCE ESTIMATES MAY ALSO BE DEEMED TO BE FORWARD-LOOKING STATEMENTS, AS IT CONSTITUTES A PREDICTION OF WHAT MIGHT BE FOUND TO BE PRESENT WHEN AND IF A PROJECT IS ACTUALLY DEVELOPED. THESE FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE AT THE TIME THEY ARE MADE, ARE INHERENTLY SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION: UNCERTAINTIES RELATED TO RAISING SUFFICIENT FINANCING TO
FUND THE PLANNED WORK IN A TIMELY MANNER AND ON ACCEPTABLE TERMS; CHANGES IN PLANNED WORK RESULTING FROM LOGISTICAL, TECHNICAL OR OTHER FACTORS; THE POSSIBILITY THAT RESULTS OF WORK WILL NOT FULFILL PROJECTIONS/EXPECTATIONS AND REALIZE THE PERCEIVED POTENTIAL OF THE COMPANY'S PROJECTS; UNCERTAINTIES
INVOLVED IN THE INTERPRETATION OF DRILLING RESULTS AND OTHER TESTS AND THE ESTIMATION OF GOLD RESERVES AND RESOURCES; RISK OF ACCIDENTS, EQUIPMENT BREAKDOWNS AND LABOUR DISPUTES OR OTHER UNANTICIPATED DIFFICULTIES OR INTERRUPTIONS; THE POSSIBILITY OF ENVIRONMENTAL ISSUES AT THE COMPANY'S
PROJECTS; THE POSSIBILITY OF COST OVERRUNS OR UNANTICIPATED EXPENSES IN WORK PROGRAMS; THE NEED TO OBTAIN PERMITS AND COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS AND OTHER GOVERNMENT REQUIREMENTS; FLUCTUATIONS IN THE PRICE OF GOLD AND OTHER RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED IN THE COMPANY'S ANNUAL INFORMATION FORM FILED WITH SEDAR IN CANADA (AVAILABLE AT WWW.SEDAR.COM) FOR THE YEAR ENDED DECEMBER 31, 2003 AND IN THE COMPANY'S 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (AVAILABLE AT WWW.SEC.GOV/EDGAR.SHTML).


FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS, ESTIMATES AND OPINIONS OF THE COMPANY'S MANAGEMENT OR ITS INDEPENDENT PROFESSIONAL CONSULTANTS ON THE DATE THE STATEMENTS ARE MADE.


                                                     ON BEHALF OF THE BOARD
                                                     "Rudi Fronk,"
                                                     President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   o  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net


     The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.